FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 23, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS You know that you can!

Promising beginning to a new year

Q1 2017

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q1 2017 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q1 2017	Q1 2016(1)	Change, %
Revenue	104.7	105.9	-1.1%
of which: Russia	97.1	96.3	0.9%
OIBDA	41.8	41.1	1.8%
of which: Russia	39.5	38.6	2.4%
Operating profit	21.7	21.6	0.4%
Profit attributable to owners of the Company:	12.5	14.5	-14.0%
Profit from continuing operations	12.5	14.8	-15.8%
Loss from discontinued operation	—	-0.3	n/a
Operating cash flow	33.3	39.1	-14.8%
Cash CAPEX	11.1	18.4	-39.5%
Net debt	203.3	198.0	2.6%
Net debt / LTM OIBDA	1.2	1.1	n/a
Free cash flow	22.9	20.5	11.4%

Mobile subscribers (mln)	Q1 2016	Q4 2016	Q1 2017	Y-o-Y Change, %	Q-o-Q Change, %
Total	106.9	109.9	108.8	1.7%	-1.0%
Russia	77.3	80.0	79.0	2.2%	-1.3%
Ukraine(2)	20.7	20.9	20.9	0.8%	0.1%
Armenia	2.1	2.1	2.1	-1.2%	-0.9%
Turkmenistan	1.6	1.7	1.7	4.7%	2.7%
Belarus(3)	5.3	5.2	5.2	-1.8%	-1.3%

Andrei Dubovskov, President and Chief Executive Officer, commented on the results:

“MTS again delivered a strong set of results as we continue to deliver on our 3D strategy of data, digital and dividends. While Group revenue slightly declined for the period, which was shorter than last year due to the leap year, we continue to see positive underlying trends in our core markets in Russia and Ukraine through an overall growth in usage improved profitability. In Russia, the stabilization of our roaming base and an overall increase in usage contributed to a nearly 1% growth in mobile service revenue. In Ukraine, we saw close to 3% revenue growth year-over-year as we continue to develop data customers and build out our 3G networks.

“However, we realized significant profitability gains in both markets. For the Group, OIBDA was up 1.8%, but in Russia, we realized 2.4% growth in OIBDA largely due to the higher-profitability of roaming, as well as relatively less of an impact in our retail business to Q1 2016. In Ukraine, our yearlong focus on profitability has improved our margins to nearly 46% as OIBDA grew 62%. Key factors in Ukraine include scale benefits related to our 3G rollout and rebranding under the Vodafone brand, as well as rebalancing our bundled voice and data tariffs.

“While these results are encouraging to start the year, we reaffirm our Group revenue and OIBDA guidance of -2 to +2%. We may be trending at the upper range of this guidance, but the macroeconomic situation, including currencies throughout our markets, remains volatile, and the competitive outlook — despite steps we took during the period to shut down stores and eliminate unlimited tariff plans — remains uncertain. Overall, however, we see a number of positive underlying trends in our market, which bode well for our outlook.”

(1)  P&L data were retrospectively adjusted on discontinued operation in Uzbekistan

(2)  Including CDMA subscribers

(3)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

CORPORATE NEWS

MTS Board of Directors appointed Andrey Dubovskov the President of MTS for a three-year term and elected the members to the Management Board.

***

MTS Board of Directors set the date for the Company’s AGM for June 29, 2017 with the record date to participate in the AGM on May 26, 2017.

***

The Board recommended that the AGM approves annual dividends of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADR), or a total of RUB 31.17 billion (RUB 31,174,752,570), based on the full-year 2016 financial results.

The Board recommended that the AGM sets the record date for shareholders and ADR-holders entitled to receive dividends for the 2016 fiscal year for July 10, 2017.

BOND ISSUANCE

In February, 2017, MTS issued exchange-traded bonds of RUB 10 billion with a maturity of 5 years at a coupon of 9.00% on MICEX.

***

In March, 2017, MTS issued exchange-traded bonds of RUB 10 billion with a maturity of 4 years and a coupon of 8.85% on MICEX.

SHARE REPURCHASE

In addition to the dividend payout, the Board has considered the advisability of a share repurchase program as an additional way to create further shareholder value. As part of such a program, the Group could allocate up to 30bln rubles to be spent over the next three years on the repurchase of shares.

In October and December 2016, the Board of Directors gave approval for MTS to launch two Modified Dutch Tender Offers with the goal of returning a maximum of RUB 10 bln to the Company’s Holders of Shares of Common Stock and ADR Holders. Through two tenders, launched in October 2016 and January 2017, MTS acquired 17,532,278 shares for a total consideration of RUB 5.0 bln. In transactions related to the tenders, MTS acquired a number of shares proportional to its aggregate ownership from its majority shareholder, Sistema PJSFC, at prices determined by the tender. In total, MTS spent RUB 10.0 bln to acquire a total of 35,121,665 shares.

NETWORKS DEVELOPMENT

MTS installed new equipment to secure seamless connectivity for passengers in Moscow metro, significantly improving MTS’ existing service. MTS equipped approximately 4,000 metro trains with femtocells, or miniature base stations, to boost the signal strength available to MTS subscribers while travelling on Moscow metro trains.

5G TEST

MTS and Ericsson tested 5G technology in motion for the first time in Russia and reached a record data speed of 25 Gbps. Innovative technologies such as Multi-User and Massive MIMO, Beam Tracking and Dynamic TDD, were used for the trials.

MTS MONEY WALLET

MTS launched MTS Money Wallet, an e-wallet that enables users to get easy, ‘one-click’ access to MTS’s financial services and be rewarded with bonuses and loyalty points. The new service combines all payments tools on one platform - electronic wallet, bank cards, and customers’ mobile account balances.

INNOVATIVE CAR INSURANCE PROGRAM

MTS and INTOUCH insurance company launched Smart Kilometers, the first IoT-based insurance program available in Russia, which will allow low-mileage or occasional drivers to save up to 25% of the cost of the non-obligatory car insurance.

CLOUD SOLUTIONS FOR LARGE BUSINESS

MTS launched cloud computing services for large corporate clients. The combination of MTS’ cloud platform, its own data centers and unrivalled network of backbone and urban channels allow customers to access complex computing and data storage cloud solutions with advanced disaster recovery options. The new services are available throughout Russia.

AWARDS AND GLOBAL RECOGNITION

MTS Compliance Director Julia Romashkina named EMEA Chief Compliance Officer of the Year by C5 Group’s Annual Women in Compliance Awards for her success in promoting a compliance culture both within the company and beyond.

***

MTS Corporate University received the silver award in the ‘Best Corporate University — Innovation’ category at the Global Council of Corporate Universities (“GlobalCCU”) Awards 2017. GlobalCCU rewards companies that have used their corporate university structures as a tool to implement broader business strategies.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q1 2017	Q1 2016	Change %
Revenue	104.7	105.9	-1.1%
OIBDA	41.8	41.1	1.8%
margin	40.0%	38.8%	1.2	pp
Profit attributable to owners of the Company	12.5	14.5	-14.0%
margin	11.9%	13.7%	-1.8	pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

Group revenue decreased 1.1% year-over-year to RUB 104.7 bln. Part of the decrease is attributable to the effect of a leap year in 2016, without which revenue would largely be flat. However, voice and data usage growth in Russia, coupled with slightly higher handset sales, supported revenue growth in this key market. This offset the negative effect of the strengthening ruble in relation to group currencies as the contribution from foreign subsidiaries overall weakened.

Group OIBDA rose 1.8% year-over-year to RUB 41.8 bln. The growth was driven by strong mobile revenue, optimization of costs related to roaming and a positive year-over-year contribution from Ukraine.  The strengthening ruble limited the contribution from foreign subsidiaries, but underlying trends in these markets remained stable. Group OIBDA margin stood at 40.0%.

MTS delivered a first-quarter group net profit of RUB 12.5 bln, down from Rub 14.5 bln a year earlier. The drop was attributable smaller non-cash FOREX gain due to relative stability of the ruble and higher depreciation and amortization costs because of our network expansion in key markets like Russia and Ukraine.

Group OIBDA Factor Analysis (RUB bln)

Group Net Profit Factor Analysis (RUB bln)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln)	As of March 31, 2017	As of December 31, 2016
Current portion of LT debt and of finance lease obligations	50.0	47.7
LT debt	221.9	227.7
Finance lease obligations	9.5	10.4
Total debt	281.4	285.8
Less:
Cash and cash equivalents	25.4	18.5
ST investments	44.5	8.7
LT deposits	—	27.1
Effects of hedging of non-ruble denominated debt	8.3	10.7
Net debt	203.3	220.9

At the end of the reporting period, total debt stood at RUB 271.2 bln (net of financial leases and debt issuance costs). In Q1 2017, MTS issued two exchange-traded bonds for a total amount of RUB 20 bln. The funds were used for general corporate purposes. During the period, MTS paid down RUB 17.4 bln in debt.

Debt Repayment Schedule

Bonds 8 series, Bonds BO-01 and BO-02 ruble bonds contain put options that as of March 31, 2017, MTS expected to be exercised in November 2017, March 2018 and August 2018, respectively

The ratio of net debt to LTM OIBDA was 1.2x, at a comfortable level to preserve the Company’s financial strength and investment capacity.

Net Debt (RUB bln) to LTM OIBDA

Non-ruble debt comprises roughly 18% of our gross debt, which largely consists of two outstanding Eurobonds due in 2020 and 2023. MTS actively uses hedging instruments to limit currency exposure to its outstanding bilateral debt. Likewise, MTS uses hard-currency deposits and other liquid instruments, including repurchasing Eurobonds both directly from investors and on the secondary market, to offset its non-ruble debt exposure and limit cash carrying costs.

Gross/Net Debt Structure by Currency(4)

Gross Debt Structure by Type

During the period, the MTS Board of Directors proposed to 2017 Annual General Meeting of Shareholders the payment of dividends in the amount of RUB 15.6 per ordinary MTS share (RUB 31.2 per ADR), or a total of RUB 31.17 billion (RUB 31,174,752,570), based on the full-year 2016 financial results.

Historical Dividend Payout (RUB bln)

In April 2016, MTS disclosed that it would consider spending up to RUB 30 bln over three years to complement its dividend payout with other ways to

(4)  Including financial leasing and including FOREX hedging in the amount of $610.3 mln as of Q1 2017 enhance shareholder returns. As part of this consideration, MTS launched two modified Dutch auction tenders in Q4 2016 and Q1 2017 to acquire 17.5 mln shares for an overall cost of roughly RUB 5.0 bln. Simultaneously, MTS entered into a binding agreement with Sistema, its controlling shareholder, to acquire number of shares proportional to Sistema’s ownership stake at the prices determined by the market. In total, MTS acquired 35.1 mln shares for a consideration of RUB 10.0 bln.

Cash CAPEX Breakdown (RUB bln)	Q1 2017	Q1 2016
Russia(5)	9.7	16.5
as % of revenue	10.0%	17.1%
Ukraine	1.3	1.6
as % of revenue	20.9%	19.9%
Armenia	0.1	0.1
as % of revenue	3.4%	4.6%
Turkmenistan	0.03	0.03
as % of revenue	2.6%	2.4%
Group cash CAPEX(6)	11.1	18.4
as % of revenue	10.6%	17.4%

In Q1 2017, MTS’s capital expenditures declined almost 40% year-over-year to RUB 11.1 bln. The ratio of CAPEX to revenue was 10.6%. Investments declined in both Russia and Ukraine as the Company reduced its network investments in LTE and 3G as respective coverage has grown considerably in each market.   Overall, MTS aims to reduce CAPEX to RUB 80.0 bln for the year, which will enhance free cash flow, while ensuring that MTS maintains the most capable networks in its markets of operation.

Cash Flow (RUB bln)	For the period ended March 31, 2017	For the period ended March 31, 2016
Net cash provided by operating activities	33.3	39.1
Less:
Purchases of property, plant and equipment	(7.6)	(13.7)
Purchases of intangible assets(7)	(3.5)	(4.7)
Proceeds from sale of property, plant and equipment	0.7	1.2
Investments in associates	—	(1.3)
Free cash flow	22.9	20.5

Free cash flow amounted to RUB 22.9 bln for Q1 2017. This year-over-year increase was largely attributed to lower overall CAPEX spending.

(5)  Excluding purchase of 4G license in Russia in the amount of RUB 2.6 bln in Q1 2016

(6)  Including RUB 157 mln spent on CAPEX in UMS LLC in Q1 2016, while Group Revenue for Q1 2016 doesn’t include Revenue from UMS LLC

(7)  Excluding purchase of 4G license in Russia in the amount of RUB 2.6 bln in Q1 2016

RUSSIA

Russia Highlights (RUB bln)	Q1 2017	Q1 2016	Change %
Revenue(8)	97.1	96.3	0.9%
mobile	71.7	71.1	0.8%
fixed	15.2	15.4	-1.2%
integration	1.4	2.5	-43.7%
sales of goods	11.3	10.7	5.9%
OIBDA	39.5	38.6	2.4%
margin	40.7%	40.1%	0.6pp
Net profit	12.4	15.0	-17.7%
margin	12.7%	15.6%	-2.9pp

Total revenue in Russia grew 0.9% year-over-year and amounted RUB 97.1 bln. Despite the effect of a leap year, mobile service revenue grew 0.8% due to higher voice and data usage. Similarly, the decrease in fixed revenue was attributable largely to the leap year, but overall B2C growth continued to offset weakness in other non-consumer segments. Handset sales rose slightly, which also supported revenue performance, while the impact from the integration business was negative.

Russia OIBDA grew 2.4% to RUB 39.5 bln. This reflects the positive revenue dynamics, a relatively stronger ruble and cost optimization in roaming. The OIBDA margin reached 40.7%.

In the mobile business, revenues increased to RUB 71.7 bln driven by continuing growth in mobile data usage. Though overall roaming revenue continued to decline year-over-year, in Q1 2017, MTS witnessed positive signs in international roaming. The recent decline in voice and SMS usage in roaming has seemingly stabilized, and the Company continues to see positive trends in data roaming.

Change in Roaming Traffic Relative to Q1 2015

Our subscriber base in Russia slightly decreased to 79 mln subscribers due to seasonality.

In MTS’s fixed business, revenue decreased slightly by 1.2% year-over-year to RUB 15.2 bln.  The decline was attributable to the decrease in revenue in the B2O segment and the subsequent lower contribution from interconnect revenues. The Company’s B2C segment showed a marginal increase despite a continuing decline in the fixed-telephony segment. Nevertheless, the Company’s B2C broadband and pay-TV markets continued to grow. According to Group estimates, MTS’ market shares in Moscow increased in both home broadband and pay-TV to 35% and 31% respectively as we leverage the network capabilities of our fiber-optic networks to offer unmatched speed, quality and services.

Fixed-line revenue (RUB bln)	Q1 2017	Q1 2016	Change %
Total	15.2	15.4	-1.2%
B2C	7.6	7.5	0.4%
B2B+B2G+B2O	7.6	7.8	-2.8%

(8) Net of elimination

Revenue from MTS’s integration business fell 43.7% year-over-year to RUB 1.4 bln. This reflects the fact that MTS has completed most of the contracts serviced by NVision prior to its acquisition.

The Company realized a 5.9% increase in sales of goods supported by both sales of handsets and accessories and sales of software products. Sales of handsets and accessories that account for over 90% of total sales of goods grew by 2.1% year-over-year to RUB 10.3 bln due to the further implementation of MTS’ retail strategy in Russia. In Q1 2017, MTS continued to reshape its handsets portfolio switching towards more expensive devices due to rising customer demand. With greater access to flexible payment plans and better finance options, customers are increasingly opting for advanced smartphones with a wide range of functionality (e.g. high-quality cameras, LTE-enabled, large screens). Higher handsets pricing, coupled with the strengthening ruble helped to enhance both handset sales and profitability in the reporting period.

Handsets and Accessories Sales and Gross Margin

MTS continued promoting data usage by stimulating the migration of our customers from feature phones to smartphones and providing best connectivity experience. As a result, smartphone penetration in all mobile phones on MTS network was 56%, while mobile internet penetration reached nearly 50%.

UKRAINE

Ukraine Highlights (UAH bln)	Q1 2017	Q1 2016	Change %
Revenue	2.8	2.8	2.9%
OIBDA	1.3	0.8	62.0%
margin	45.8%	29.1%	16.7	pp
Net profit	0.5	0.3	92.7%
margin	18.7%	10.0%	8.7	pp

The Group continues to actively expand its 3G network coverage in Ukraine. During the reporting period, it installed 366 3G base stations, double the number installed during the same period in 2016.  Client adoption of 3G services pushed revenue up by 2.9% to UAH 2.8 bln, while network improvement stimulates higher data consumption. The Group witnessed growth in the number of data users (+18% year-over-year) and the penetration of bundled voice and data tariff plans.

OIBDA rose 62.0% year-over-year to UAH 1.3 bln, while the OIBDA margin reached 45.8%. Throughout 2016, MTS viewed OIBDA growth as part of its key strategic priority in the market, and this marks the fourth consecutive quarter where MTS has realized growth in OIBDA and OIBDA margin. These improvements are largely attributable to higher-margin revenue growth and scale benefits as we expanded its 3G coverage. MTS also rebalanced tariffs introduced in 2016, many of which provided reduced roaming rates for new clients. The Group ended the period with 20.9 mln subscribers in Ukraine.

OTHER FOREIGN MARKETS: ARMENIA, TURKMENISTAN, BELARUS

Armenia Highlights (AMD bln)	Q1 2017	Q1 2016	Change %
Revenue	12.9	14.2	-9.1%
OIBDA	5.3	5.6	-5.1%
margin	41.4%	39.7%	1.7	pp
Net (loss) / profit	-1.2	0.2	n/a
margin	n/a	1.7	n/a

In Armenia, revenue declined by 9.1% year-over-year to AMD 12.9 bln. Macroeconomic factors continue to dampen usage of services such as international calling and roaming, while a fall in remittance payments continue to affect the market. These factors also weakens usage of core voice and data products.

Increased pressure on the market has also lead to an increase in competition, which is one factor that explains 5.1% year-over-year decline in OIBDA to AMD 5.3 bln. Overall, the OIBDA margin for the reporting period remains strong at 41.4% as the Group continuously focus on ways to improve efficiency in this challenging operating environment.

The Group’s subscriber base in Armenia declined slightly to 2.1 mln, which reflects general seasonal trends.

Turkmenistan Highlights (TMT mln)	Q1 2017	Q1 2016	Change %
Revenue	65.2	67.3	-3.1%
OIBDA	23.0	23.9	-3.8%
margin	35.3%	35.5%	-0.2	pp
Net profit	10.6	11.3	-6.2%
margin	16.3%	16.8%	-0.5	pp

In Turkmenistan, revenue declined by 3.1% year-over-year to TMT 65.2 mln. Despite a 4.7% gain in subscribers from the end of 2016 to 1.7 mln, macroeconomic-driven factors, which impact overall voice and data usage, continue to lessen customer value.

OIBDA declined in line with revenue by 3.8% year-over year to TMT 23 mln. Though the Group has made efforts to increase network capacity and accommodate a greater number of customers on its network, macroeconomic and competitive pressures continue to present challenges to significantly increasing scale benefits. Overall, our OIBDA margin in Turkmenistan was 35.3%.

Belarus Highlights (BYN mln)	Q1 2017	Q1 2016	Change %
Revenue	169.5	148.9	13.9%
OIBDA	79.5	68.1	16.8%
margin	46.9%	45.7%	1.2	pp
Net profit	51.9	39.7	30.7%
margin	30.6%	26.7%	3.9	pp

In Belarus, MTS revenue rose nearly 14% year-over-year to BYN 169.5 mln, due to the effect of price increases introduced in 2016 on data services and subscription fees, as well as stronger performance in retail.

OIBDA grew 16.8% to BYN 79.5 mln backed on growth in data usage due to rising penetration of bundled voice & data tariff plans, as well as the effect of price increases introduced in 2016. OIBDA performance was also supported by a strengthening of the BYN in relation to the USD and EUR.  Overall, the OIBDA margin in Belarus remained strong at 46.9%.

2017 OUTLOOK

Group revenue:

For 2017, MTS reiterates its Group revenue outlook at +2% /- 2% growth rate based on developments in the following areas:

•      Competitive factors in distribution and tariff policies;

•      Consumer sentiment against the backdrop of a volatile macroeconomic environment;

•      Handset sales due to optimization of retail distribution channels;

•      Service revenue dynamics in Russia; and

•      Service revenues in foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group OIBDA:

MTS confirms its outlook on Group OIBDA growth rate at +2% /- 2% in consideration of the following factors:

•      Competitive factors and potential optimization in distribution;

•      Business/consumer sentiment and usage of high-value products like roaming;

•      Developments in foreign subsidiaries; and

•      Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2017 CAPEX estimated to trend downwards to RUB 80 bln, due to a number of factors:

•      Launch of LTE in each region of Russia by the middle of 2016;

•      Completion of fiber improvements in key Russian markets;

•      Further incremental improvements and enhancements to LTE networks;

•      Implementation of infrastructure and spectrum sharing projects;

•      Completion of the bulk of the 3G build-out in Ukraine and future development of LTE;

•      Evolution of commercial 5G solutions and their introduction into Russian market; and

•      Continued investments in digital products and services.

Group CAPEX forecast (RUB bln)

CONFERENCE CALL DETAILS

The conference call will start today at:

18:00 MSK (Moscow)

16:00 GMT (London)
11:00 EST (New York)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 8402574

From Russia:  + 7 495 213 1767

From the UK: + 44(0)330 336 9105

From the US: + 1 719 457 1036

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

The earnings release will be posted at approximately 15:00 MSK/13:00 GMT at: http://www.mtsgsm.com/news/reports/.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 719 457 0820 PIN 8402574

From the UK: +44(0)207 984 7568 PIN 8402574

From Russia: 810 800 2702 1012

This press release provides a summary of some of the key financial and operating indicators for the period ended March 31, 2017. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/

CONTACT INFORMATION

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating profit	21.6	20.5	24.2	21.4	21.7
Add: D&A	19.5	20.2	21.5	20.4	20.1
OIBDA	41.1	40.7	45.7	41.8	41.8

Russia (RUB bln)	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating profit	21.6	22.0	24.1	23.2	21.6
Add: D&A	17.0	17.8	19.1	17.9	17.9
OIBDA	38.6	39.7	43.2	41.0	39.5

Ukraine (RUB bln)	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating profit	0.8	0.6	1.2	1.0	1.3
Add: D&A	1.6	1.5	1.5	1.7	1.6
OIBDA	2.4	2.2	2.7	2.7	2.8

Armenia (RUB mln)	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating profit	120	136	196	8	111
Add: D&A	737	681	690	701	535
OIBDA	857	817	886	709	646

Turkmenistan (RUB mln)	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating profit	278	209	197	243	199
Add: D&A	232	207	215	216	188
OIBDA	510	416	412	459	387

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating margin	20.4%	19.3%	21.5%	19.2%	20.7%
Add: D&A	18.4%	19.0%	19.2%	18.3%	19.2%
OIBDA margin	38.8%	38.3%	40.7%	37.4%	40.0%

Russia	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating margin	22.4%	22.5%	23.4%	22.3%	22.3%
Add: D&A	17.6%	18.2%	18.5%	17.2%	18.4%
OIBDA margin	40.1%	40.8%	41.9%	39.6%	40.7%

Ukraine	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating margin	9.9%	8.8%	16.2%	14.8%	20.5%
Add: D&A	19.5%	21.4%	21.2%	24.8%	25.2%
OIBDA margin	29.4%	30.1%	37.4%	39.6%	45.8%

Armenia	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating margin	5.6%	6.6%	9.5%	0.4%	7.1%
Add: D&A	34.2%	32.9%	33.6%	38.1%	34.3%
OIBDA margin	39.7%	39.5%	43.1%	38.5%	41.4%

Turkmenistan	Q1’16	Q2’16	Q3’16	Q4’16	Q1’17
Operating margin	19.4%	16.8%	16.7%	21.4%	18.2%
Add: D&A	16.2%	16.6%	18.2%	19.0%	17.1%
OIBDA margin	35.6%	33.4%	35.0%	40.5%	35.3%

***

Attachment B

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•              shows traffic-generating activity or

•              accrues a balance for services rendered or

•              is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of March 31, 2017 AND As of December 31, 2016

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2017	2016
NON-CURRENT ASSETS:
Property, plant and equipment	262,296	272,841
Investment property	369	336
Intangible assets	106,663	108,813
Investments in associates	9,988	10,551
Deferred tax assets	6,686	6,150
Other non-current non-financial assets	1,666	896
Other investments	6,423	36,319
Accounts receivable (related parties)	3,782	3,693
Other non-current financial assets	10,849	13,877
Total non-current assets	408,722	453,476

CURRENT ASSETS:
Inventories	12,228	14,330
Trade and other receivables	28,358	29,805
Accounts receivable (related parties)	4,754	4,401
Short-term investments	44,524	8,657
VAT receivable	6,873	7,098
Income tax assets	1,533	1,601
Assets held for sale	1,277	808
Advances paid and prepaid expenses, other current assets	3,822	5,824
Cash and cash equivalents	25,353	18,470
Total current assets	128,722	90,994

Total assets	537,444	544,470

EQUITY:
Equity attributable to equity holders	139,528	139,235
Non-controlling interests	4,921	4,713
Total equity	144,449	143,948

NON-CURRENT LIABILITIES:
Borrowings	230,529	237,113
Deferred tax liabilities	25,776	26,611
Provisions	2,292	2,350
Other non-current financial liabilities	3,231	2,774
Other non-current non-financial liabilities	3,799	4,129
Total non-current liabilities	265,627	272,977

CURRENT LIABILITIES:
Borrowings	49,490	47,207
Provisions	10,355	8,075
Trade and other payables	37,781	41,473
Accounts payable (related parties)	863	1,014
Income tax liabilities	605	962
Other current financial liabilities	1,859	3,049
Other current non-financial liabilities	26,415	25,765
Total current liabilities	127,368	127,545

Total equity and liabilities	537,444	544,470

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE  MONTHS ENDED MARCH 31, 2017 AND 2016

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Continuing operations:

Service revenue	93,442	95,109
Sales of goods	11,241	10,756
	104,683	105,865

Cost of services	(30,013)	(33,337)
Cost of goods	(9,561)	(9,737)

Selling, general and administrative expenses	(23,263)	(22,942)
Depreciation and amortization	(20,130)	(19,488)
Other operating (expense)/income	(782)	567
Operating share of the profit of associates	781	701
Operating profit	21,715	21,629

Currency exchange gains	911	2,272

Other (expenses)/income:
Finance income	973	1,696
Finance costs	(6,445)	(6,606)
Other expenses	(880)	(679)
Total other expenses, net	(6,352)	(5,589)

Profit before tax from continuing operations	16,274	18,312

Income tax expense	(3,678)	(3,346)

Profit for the period from continuing operations	12,596	14,966

Discontinued operation:

Loss from discontinued operation, net of tax	—	(649)

Profit for the period	12,596	14,317

(Income)/loss for the period attributable to non-controlling interests	(115)	190

Profit for the period attributable to owners of the Company	12,481	14,507

Other comprehensive (loss)/income
Unrecognised actuarial gain	—	51
Exchange differences on translating foreign operations	(3,118)	(8,174)
Net fair value gain/(loss) on financial instruments	268	(1,605)
Other comprehensive loss for the period	(2,850)	(9,728)
Total comprehensive income for the period	9,746	4,589
Less comprehensive (income)/loss for the period attributable to the noncontrolling interests	(115)	688

Comprehensive income for the period attributable to owners of the Company	9,631	5,277

Weighted average number of common shares outstanding, in thousands - basic	1,978,525	1,988,711
Earnings per share attributable to the Group - basic:
EPS from continuing operations	6.31	7.46
EPS from discontinued operation	—	(0.16)
Total EPS - basic	6.31	7.29
Weighted average number of common shares outstanding, in thousands - diluted	1,980,880	1,990,178
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	6.30	7.45
EPS from discontinued operation	—	(0.16)
Total EPS - diluted	6.30	7.29

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016

Profit for the period	12,596	14,317

Adjustments for:
Depreciation and amortization	20,130	20,248
Finance income	(973)	(1,696)

Finance costs	6,445	6,734
Income tax expense	3,678	3,263
Currency exchange gain	(911)	(2,273)
Change in fair value of financial instruments	574	(118)
Amortization of deferred connection fees	(289)	(281)
Share of the profit of associates	(617)	(63)
Inventory obsolescence expense	(47)	231
Allowance for doubtful accounts	845	398
Change in provisions	3,922	3,579
Other non-cash items	(17)	(754)

Movements in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	303	(5,431)
Decrease in inventory	2,110	1,624
Increase in VAT receivable	(339)	(200)
Decrease in advances paid and prepaid expenses	1,548	535
(Decrease)/increase in trade and other payables and other current liabilities	(6,085)	3,312

Dividends received	646	661
Income taxes paid	(5,529)	(1,338)
Interest received	228	1,324
Interest paid (net of interest capitalised)	(4,915)	(4,996)
Net cash provided by operating activities	33,303	39,076

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(7,646)	(13,656)
Purchases of intangible assets (net of purchases of 4G licenses in Russia)	(3,460)	(4,715)
Purchases of 4G licenses in Russia	—	(2,570)
Proceeds from sale of property, plant and equipment and assets held for sale	672	1,153
Purchases of short-term and other investments	(10,504)	(832)
Proceeds from sale of short-term and other investments	2,412	16,152
Investments in associates	—	(1,326)
Net cash used in investing activities	(18,526)	(5,794)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan principal paid	(16,117)	(18,549)
Proceeds from loans	—	213
Repayment of notes	—	(505)
Proceeds from issuance of notes	20,000	—
Notes and debt issuance cost paid	(11)	—
Finance lease principal paid	(71)	(104)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(901)	(1,034)
Repurchase of common stock	(9,322)	—
Other financing activities	(9)	2
Net cash used in financing activities	(6,431)	(19,977)

Effect of exchange rate changes on cash and cash equivalents	(1,463)	(2,380)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	6,883	10,925

CASH AND CASH EQUIVALENTS, at beginning of the period	18,470	33,464

CASH AND CASH EQUIVALENTS, at end of the period	25,353	44,389

MTS You know that you can!

Promising beginning to a new year

Q1 2017

Financial & Operating Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 23, 2017